UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                                             OMB APPROVAL
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                                                        OMB NUMBER: 3235-0145
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                                                        Expires: October 31,
                                                                2002
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                                  SCHEDULE 13D
                        UNDER THE SECURITIES ACT OF 1934
                              (AMENDMENT NO. ___)*

                                   ICAD, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   44934S 10 7
                                 (CUSIP NUMBER)

                                Ethan Seer, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                  June 28, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E, 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               Page 1 of 6 Pages

CUSIP NO. 44934S 10 7

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     W. KIP SPEYER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

      oo
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    1,875,000
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,875,000
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    -
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,875,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.05%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by icad, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 6405 Congress Avenue, Boca Raton, Florida 33487.

Item 2. Identity and Background.

      This statement is filed by W. Kip Speyer (the "Reporting Person"). The address of the Reporting Person is 10361 Parkstone Way, Boca Raton, Florida 33498. The Reporting Person is a United States citizen. The Reporting Person was the Chief Executive Officer and a director of the Company through September 2002.

      Except as set forth below, the Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

      1,250,000 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person were acquired by the Reporting Person in exchange for 1,000,000 shares of Intelligent Systems Software, Inc. ("ISSI") Common Stock owned by the Reporting Person, pursuant to the terms of the merger of ISSI with and into the Company (the "Merger"), which was consummated on June 28, 2002. 75,000 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person represent shares that are issuable upon exercise by the Reporting Person of 75,000 options issued under the ISSI 2001 Stock Option Plan which were assumed by the Company in the Merger. 550,000 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person represent shares that are issuable under fully vested non-plan options granted by the Company to the Reporting Person in connection with the Merger.

Item 4. Purpose of Transaction.

      The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through
(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) According to the Company there were 25,963,178 outstanding shares of Common Stock on August 9, 2002. Immediately after the consummation of the Merger, the Reporting Person beneficially owned 1,875,000 shares of Common Stock of the Company which comprises 7.05% of the issued and outstanding Common Stock, which amount includes (i) 1,250,000 shares owned


                                Page 3 of 6 Pages
directly by the Reporting Person and (ii) 625,000 shares issuable upon exercise of options owned by the Reporting Person.

      (c) In connection with the Merger, the Reporting Person acquired beneficial ownership of 1,250,000 shares of Common Stock in exchange for the 1,000,000 shares of common stock of ISSI owned by the Reporting Person immediately prior to the Merger.

      (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

      (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with the proposed Merger, the Company has entered into a stockholders' agreement with the Reporting Person, the Company's Chairman and certain stockholders of ISSI. The parties to the stockholders' agreement have agreed to limit the number of shares of the Company's Common Stock each may sell on a quarterly basis over the course of two years from the consummation of the Merger.

      Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits.

      1. Plan and Agreement of Merger dated February 15, 2002, by and among the Company, ISSI Acquisition Corp., ISSI and certain stockholders of ISSI (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

      2. Stockholders Agreement dated February 15, 2002, among the Company, the Reporting Person and certain stockholders of ISSI (incorporated by reference to Exhibit 10(i) to Amendment no. 1 the Company's Registration Statement on Form S-4, SEC File no. 333-86454.


                                Page 4 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 30, 2002


                                                     /s/ W. Kip Speyer
                                                     -----------------
                                                     W. Kip Speyer


                                Page 5 of 6 Pages